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03014652

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SEC FILE NUMBER
8- 20518

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Funds Distributor, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, Suite 1450
(No. and Street)

Boston	MA	02109-1803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher 614-470-8661
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Funds Distributor, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Robert Bucher
Signature

Financial and Operations Principal
Title

Diane R. Wendel Baker
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Report of Independent Accountants on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors and Stockholder of
Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the Company) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented by management for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 7, 2003

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition
At December 31, 2002

Assets	
Cash and cash equivalents	$ 221,319
Investments	2,333,996
Accounts receivable	1,080,751
Due from affiliate	123,640
Prepaid expenses	163,133
Total assets	$ 3,922,839
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,325,810
Deferred income	18,750
Total liabilities	1,344,560
Stockholder's equity	
Common stock, $1 par value; 250,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	2,495,345
Retained earnings	81,934
Total stockholder's equity	2,578,279
Total liabilities and stockholder's equity	$ 3,922,839

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Operations
For the Year Ended December 31, 2002

Revenue	
Administration fees	$ 3,365,689
12b-1 fees	9,388,643
Distribution fees	506,363
Investment income	4,460
Other income	531,176
Total revenue	13,796,331
Expenses	
Administrative service and other fees to affiliate	3,169,126
12b-1 expenses	9,096,162
Other expense	93,209
Total expenses	12,358,497
Income before taxes	1,437,834
Income taxes	497,829
Net income	$ 940,005

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2001	$ 1,000	$ 2,495,345	$ 1,641,929	$ 4,138,274
Net income	-	-	940,005	940,005
Dividend to affiliate	-	-	(2,500,000)	(2,500,000)
Balance at December 31, 2002	$ 1,000	$ 2,495,345	$ 81,934	$ 2,578,279

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 940,005
Adjustments to reconcile net income to cash provided by operating activities:	
Increase in investments	(1,259,985)
Decrease in accounts receivable	646,464
Increase in due from affiliate	(123,640)
Decrease in prepaid expenses	92,753
Increase in accounts payable and accrued expenses	547,992
Decrease in due to affiliate	(224,721)
Increase in deferred income	10,000
Net cash provided by operating activities	628,868
Cash flows from financing activities	
Dividend to affiliate	(2,500,000)
Net cash used in financing activities	(2,500,000)
Net decrease in cash and cash equivalents	(1,871,132)
Cash and cash equivalents at beginning of year	2,092,451
Cash and cash equivalents at end of year	$ 221,319
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for income taxes	$ 1,317,199

The accompanying notes are an integral part of these financial statements.

1. Organization

Funds Distributor, Inc. (the Company) is a wholly owned subsidiary of The BISYS Group, Inc. (BISYS). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company's serves as a distributor to various investment companies. The Company also provides marketing services to its customers under consulting and marketing contracts.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

Investments

Investments include commercial paper with original maturities of 270 days or less and 300 shares of NASDAQ® stock valued at $3,300. The carrying values of the Company's investments approximated their fair values at December 31, 2002.

Revenue Recognition

The Company's revenues include distribution fees and reimbursement of expenses incurred to provide sales and distribution services to various investment companies. Revenues also include fees earned for specific consulting and marketing contracts.

Income Taxes

BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income, using corporate statutory rates, adjusted for the effect of temporary differences of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital under the Rule of $1,201,628, which was $1,111,991 in excess of its minimum required net capital of $89,637. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.12 to 1.

4. Related-Party Transactions

During the fiscal year ended December 31, 2002, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

5. Regulatory Compliance

The Company has complied with the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1 At December 31, 2002

Total stockholder's equity from statement of financial condition		$ 2,578,279
Deduct nonallowable assets:		
Investments	$ 3,300	
Accounts receivable	1,080,751	
Due from affiliates	123,640	
Prepaid expenses	163,133	1,370,824
Haircut on investments		5,827
Net capital		1,201,628
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)		89,637
Excess net capital		$ 1,111,991
Total aggregate indebtedness		$ 1,344,560
Percentage of aggregate indebtedness to net capital		112%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unuadited Part II A FOCUS Report amended filing of December 31, 2002 filed on February 13, 2003.

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
At December 31, 2002

The Company has complied with the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Funds Distributor, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 7, 2003